Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Principal Financial Group, Inc. for the registration of debt securities, preferred stock, common stock, depositary shares, warrants, purchase contracts, and purchase units identified therein and to the incorporation by reference therein of our reports dated February 18, 2026, with respect to the consolidated financial statements and schedules of Principal Financial Group, Inc., and the effectiveness of internal control over financial reporting of Principal Financial Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Des Moines, Iowa

February 25, 2026